NEWS RELEASE: November 6, 2007

 ALMADEN COMPLETES NEVADA EXPLORATION PROGRAMS

Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) is pleased to announce that it has completed field programs on three of its 100% owned gold-silver projects in Nevada recently acquired through staking (see Almaden news release of November 6, 2007). The work program on each of the projects consisted of Induced Polarization (IP) geophysics, grid soil sampling, rock-chip sampling and geologic and alteration mapping. Chairman of Almaden, J.D. Poliquin stated, “We are very pleased to have created these new Nevada prospects through conceptual exploration and are rapidly developing them into exciting new gold projects for joint venture.”

Almaden will report the results of these work programs as soon as all the analytical and other data has been received and compiled. The programs were designed to identify the limits of alteration and mineralization as well as to develop drill targets. The alteration mapping on all three projects has confirmed the mineralogy typical of high-sulphidation gold systems including the presence of alunite, dickite, diaspore, pyrophyillite and kaolinite associated with outcropping vuggy silica alteration.

Morgan Poliquin, M.Sc., P.Eng., a the qualified person, under the meaning of National Instrument 43-101, and the president, COO and a director of Almaden, has reviewed the technical aspects of this news release. Samples are being analysed at ALS Chemex laboratories in Vancouver, B.C., using fire assay, atomic absorption, and ICP-MS methodologies.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.